UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 16, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Aptalis Pharma, Inc.

File No. 333-153896 - CF#27448

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Aptalis Pharma, Inc., formerly known as Axcan Intermediate Holdings, Inc**.,** submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on October 7, 2008.

Based on representations by Aptalis Pharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.8   through November 4, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel